KPMG

82-3769

06014695

Acesita S.A.

SUPPL

Report on the Limited Review
Quarter ended March 31, 2006

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG Auditores Independentes
Rua Paraíba, 1122 - 13º
30130-918 Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 Belo Horizonte, MG - Brasil

Central Tel 55 (31) 3261-5444
Fax 55 (31) 3261-5151
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

We have performed a special review of the quarterly financial information of Acesita S.A for the quarter ended March 31, 2006, which comprises the balance sheet and the statement of income, the performance report and other relevant information, prepared in accordance with accounting practices generally accepted in Brazil and the rules issued by the Brazilian Securities Commission.

Our review was performed in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council and mainly consisted of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company concerning the main criteria adopted to prepare the quarterly information and (b) review of the information and subsequent events which have or may have significant effects on the Company's financial situation and operations.

On the basis our special review we did not detect any material changes which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices generally accepted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the preparation of quarterly information.

The statements of added value and the statements of cash flows represent supplementary information to the statements mentioned in the first paragraph and are presented to enable further analysis. This supplementary information has been submitted to the same review procedures applied to the quarterly information and we are not aware of any material changes that should be made for the information in these statements to be accordance with accounting practices generally accepted in Brazil and with the rules of the Brazilian Securities Commission.

The special review of the quarterly information for the quarter ended March 31, 2005 was performed by other independent auditors, which issued an unqualified opinion dated April 29, 2005. The balance sheet as of December 31, 2005, presented for comparison purposes, were audited together with the financial statements for the financial year then ended by other independent auditors, which issued an unqualified opinion, dated February 10, 2006.

May 15, 2006

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01 – Identification

1 – CVM Code	**2 – Company Name**
00265-8	ACESITA S.A.
3 - CNPJ	**4 - NIRE**
33.390.170/0001-89	31300042707

1 – Full Address			**2 - District**	
Av. João Pinheiro, 580			Centro	
3 - CEP	**4 - Municipality**			**5 - State**
30130-180	Belo Horizonte			MG
6 – Dialing code	**7 - Phone**	**8 - Phone**	**9 - Phone**	**10 - Telex**
031	3235-4111	3235-4220	3235-4268	
11 – Dialing code	**12 - Fax**	**13 - Fax**	**14 - Fax**	
031	3235-4300	3235-4264	3235-4294	
15 - E-mail				
finance@acesita.com.br				

03 – Investor Relations Officer (Address for Company Correspondence)

1 – Officer Name				
Gilberto Audelino Correa				
2 – Address for Correspondence			**3 - District**	
Av. João Pinheiro, 580			Centro	
4 - CEP	**5 - Municipality**			**6 - State**
30130-180	Belo Horizonte			MG
7 – Dialing code	**8 - Phone**	**9 - Phone**	**10 - Phone**	**11 - Telex**
031	3235-4268			
12 – Dialing code	**13 - Fax**	**14 - Fax**	**15 - Fax**	
031	3273-7218			
16 – Officer's E-mail				
finance@acesita.com.br				

04 - Reference/Auditor

Financial Year in Progress		**Current Quarter**			**Previous Quarter**		
1 - Start	**2 - End**	**3 – No.**	**4 - Start**	**5 - End**	**6 – No.**	**7 - Start**	**8 - End**
01/01/2006	31/12/2006	1	01/01/2006	31/03/2006	4	01/10/2005	31/12/2005

Auditor

9 – Company Name	**10 – CVM Code**
KPMG Auditores Independentes	00418-9
11 – Name of Person Responsible	**12 – Taxpayer Registration Number of Person Responsible**
Marco Túlio Fernandes Ferreira	499.953.166-68

01- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

05 – Capital Breakdown

Number of Shares (thousand)	1 – Current Quarter 31/03/2006	2 – Previous Quarter 31/12/2005	3 - Igual T. Ex. Anterior 31/03/2005
Paid-in Capital			
1 – Common shares	24.900	24.900	24.900
2 – Preferred shares	49.648	49.648	49.648
3 - Total	74.548	74.548	74.548
Treasury stock			
4 – Common shares	149	149	149
5 – Preferred shares	105	105	105
6 - Total	254	254	254

06 – Company Characteristics

1 – Type of Company

Commercial, Industrial and Other Companies

2 – Current Status

Operational

3 – Nature of Ownership

National Private

4 – Activity Code

1060 – Metalwork and Steelwork

5 – Main Activity

STEELWORKS – MANUFACTURE OF SPECIAL STEEL

6 – Type of Consolidated Statement

Not Presented

6 – Type of auditors' report

Without qualifications

07 – Partners Not Included in the Consolidated Financial Statements

08 - Earnings in Cash – resolved and/or paid during and after the quarter

1 - Item	2 - Event	3 - Approval	4 - Earnings	5 – Payment start date	6 – Share Type	7 – Value of Earnings per Share (Reais thousands)
01	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	ON	0,3602700000
02	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	PN	0,3962970000
03	AGM	26/04/2006	Dividend	31/05/2006	ON	0,8148670000
04	AGM	26/04/2006	Dividend	31/05/2006	PN	0,8963530000

02- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

09 – Subscribed Capital and Amendments

01.10 – Investor Relations Officer

03- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - 01 - Assets

Account Code	Account Description	31/03/2006	31/12/2005
1	Total Assets	4.187.806	4.252.619
1.01	Current Assets	1.272.120	1.308.940
1.01.01	Cash and cash equivalents	344.727	309.189
1.01.01.01	Cash and Banks	8.979	37.023
1.01.01.02	Interest earning bank deposits	335.748	272.166
1.01.02	Credits	350.546	362.503
1.01.03	Inventories	457.401	497.882
1.01.03.01	Finished Goods	116.755	126.353
1.01.03.02	Work in Progress	159.327	135.086
1.01.03.03	Raw Materials	101.154	105.877
1.01.03.04	Products held by third parties	5.485	1.652
1.01.03.05	Imports in transit	15.341	73.002
1.01.03.06	Consumption and maintenance materials	66.906	69.895
1.01.03.07	Provision for losses	(7.567)	(13.983)
1.01.04	Others	119.446	139.366
1.01.04.01	Taxes and Contributions	67.991	70.089
1.01.04.02	Expenses from Following Financial Year	13.443	12.439
1.01.04.03	Employee Accounts	4.656	19.189
1.01.04.04	Notes receivable	22.860	33.886
1.01.04.05	Asstes for sale	170	170
1.01.04.06	Others	10.326	3.593
1.02	Noncurrent Assets	480.905	502.745
1.02.01	Miscellaneous Credits	386.907	403.087
1.02.01.01	Court Deposits	132.566	140.239
1.02.01.02	Def. Income and Social Contrib. Taxes	146.962	152.132
1.02.01.03	Taxes and Contributions	54.713	53.241
1.02.01.04	Restructuring assets	12.481	16.334
1.02.01.05	Notes receivable	22.860	22.591
1.02.01.06	Others	17.325	18.550
1.02.02	Credits with Related Parties	91.581	96.973
1.02.02.01	With Associated companies	0	0
1.02.02.02	With Subsidiaries	91.581	96.973
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	2.417	2.685
1.02.03.01	Expenses from Following Financial Years	2.417	2.685
1.03	Permanent Assets	2.434.781	2.440.934
1.03.01	Investments	192.557	185.499
1.03.01.01	Interests in Associated Companies	0	0
1.03.01.02	Interest in Subsidiaries	186.046	179.548
1.03.01.03	Other investments	6.511	5.951
1.03.02	Property, Plant and Equipment	2.242.224	2.255.435
1.03.03	Deferred charges	0	0

04- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - Liabilities

Account Code	Account Description	31/03/2006	31/12/2005
2	Total Liabilities	4.187.806	4.252.619
2.01	Current liabilities	853.297	964.886
2.01.01	Loans and financing	306.760	371.870
2.01.02	Debentures	0	0
2.01.03	Trade payables	290.501	366.424
2.01.04	Taxes and contributions	93.609	52.529
2.01.04.01	Value Added Tax on Sales and Services (ICMS) payable	3.522	964
2.01.04.02	Excise Tax (IPI) payable	6.982	5.742
2.01.04.03	Income tax withheld at source Payable	2.494	1.413
2.01.04.04	Social Contribution on Revenues (COFINS) payable	4.814	3.276
2.01.04.05	Corporate Income Tax (IRPJ) payable	10.401	0
2.01.04.06	Social Contribution on Net Income (CSLL) payable	28.823	0
2.01.04.07	Deferred IRPJ/CSLL Provision	33.344	36.510
2.01.04.08	Others	3.229	4.624
2.01.05	Dividends Payable	90.038	92.407
2.01.06	Provisions	0	0
2.01.07	Debts to Related Parties	3.666	3.697
2.01.08	Others	68.723	77.959
2.01.08.01	Payroll and related charges	43.300	61.641
2.01.08.02	Others	25.423	16.318
2.02	Noncurrent Liabilities	882.570	961.639
2.02.01	Loans and financing	360.014	433.217
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts to Related Parties	4.325	4.660
2.02.05	Others	518.231	523.762
2.02.05.01	Def. Income and Social Contrib. Taxes	355.988	361.157
2.02.05.02	Taxes and contributions in court deposit	65.802	64.914
2.02.05.03	Provision for contingencies	65.543	65.270
2.02.05.04	Others	30.898	32.421
2.03	Deferred income	0	0
2.05	Shareholders' Equity	2.451.939	2.326.094
2.05.01	Realised Capital	901.921	901.921
2.05.02	Capital Reserves	3.948	3.948
2.05.02.01	IPI Subsidy - Law 7554/86	3.948	3.948
2.05.03	Revaluation reserves	755.761	771.942
2.05.03.01	Company Assets	755.761	771.942
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit reserves	648.283	648.283
2.05.04.01	Legal	50.920	50.920

2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other profit reserves	597.363	597.363
2.05.04.07.01	Treasury Stock	(3.937)	(3.937)
2.05.04.07.02	For Investments and Working Capital	601.300	601.300
2.05.05	Retained earnings/Accumulated losses	142.026	0

05- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 – Statement of Income

Account Code	Account Description	Value of the Current Quarter 01/01/2006 to 31/03/2006	Accrued Value of the Current Year 01/01/2006 to 31/03/2006	Value of the Same Quarter of the Prior Year 01/01/2005 to 31/03/2005	Accrued Value of the Prior Year 01/01/2005 to 31/03/2005
3.01	Gross sales and/or service revenues	854.738	854.738	1.100.133	1.100.133
3.02	Deductions from gross revenue	(158.806)	(158.806)	(188.653)	(188.653)
3.03	Net sales and/or service revenues	695.932	695.932	911.480	911.480
3.04	Cost of goods sold and/or services rendered	(501.298)	(501.298)	(574.303)	(574.303)
3.05	Gross profit	194.634	194.634	337.177	337.177
3.06	Operating income / expenses	(36.590)	(36.590)	(99.873)	(99.873)
3.06.01	Sales	(37.012)	(37.012)	(49.941)	(49.941)
3.06.01.01	Personnel expenses/labor charges	(5.493)	(5.493)	(6.748)	(6.748)
3.06.01.02	Selling expenses	(9.758)	(9.758)	(8.215)	(8.215)
3.06.01.03	Export expenses	(20.140)	(20.140)	(32.562)	(32.562)
3.06.01.04	Others	(1.621)	(1.621)	(2.416)	(2.416)
3.06.02	General and Administrative	(33.077)	(33.077)	(32.835)	(32.835)
3.06.02.01	Personnel compensation/social charges	(11.605)	(11.605)	(14.514)	(14.514)
3.06.02.02	Rents	(669)	(669)	(1.077)	(1.077)
3.06.02.03	Services rendered by third parties	(9.304)	(9.304)	(7.475)	(7.475)
3.06.02.04	Taxes, charges and fines	(3.658)	(3.658)	(2.850)	(2.850)
3.06.02.05	Depreciation	(2.301)	(2.301)	(2.078)	(2.078)
3.06.02.06	Others	(5.540)	(5.540)	(4.841)	(4.841)
3.06.03	Financial	(7.455)	(7.455)	(17.397)	(17.397)
3.06.03.01	Financial Revenue	14.173	14.173	14.396	14.396
3.06.03.02	Financial Expenses	(21.628)	(21.628)	(31.793)	(31.793)
3.06.04	Other operating income	43.038	43.038	1.994	1.994
3.06.04.01	Monetary variations, net	43.038	43.038	0	0
3.06.04.02	Other, net	0	0	1.994	1.994
3.06.05	Other operating expenses	(3.403)	(3.403)	(4.833)	(4.833)

3.06.05.01	Monetary variations, net	0	0	(4.794)	(4.794)
3.06.05.02	Other, net	(3.403)	(3.403)	(39)	(39)
3.06.06	Equity in net income of subsidiary and associated companies	1.319	1.319	3.139	3.139
3.07	Operating income	158.044	158.044	237.304	237.304
3.08	Nonoperating income	7.025	7.025	2.020	2.020
3.08.01	Revenues	13.510	13.510	9.376	9.376
3.08.02	Expenses	(6.485)	(6.485)	(7.356)	(7.356)
3.09	Profit before taxation and profit sharing	165.069	165.069	239.324	239.324
3.10	Provision for income and social contribution taxes	(39.224)	(39.224)	(62.368)	(62.368)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income/loss for the period	125.845	125.845	176.956	176.956

1 Operations

Acesita S.A. (the "Company") is a Brazilian publicly-traded company whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

The Company carries out its main activities at the plant located in Timóteo, Minas Gerais state, Brazil, with an annual production capacity of 900,000 tonnes of steel and also has investments in other companies with businesses related to its own activities.

At March 31, 2006, the principal investments in subsidiary and associated companies, and their respective activities, were:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name "Amorim Comercial", as well as investments in other companies, as follows
  - Acesita Energética Ltda. - (100% holding) - reforestation and production of charcoal
  - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina
  - AP Produtos Metalúrgicos S.A.- (100% holding) – The Extraordinary General Meeting of AP Participações S.A. approved the change to the Company's name to AP Produtos Metalúrgicos S.A. and change to its corporate purpose to the wholesale trade of steel products and acquisition of investments in other companies. The company name was change due to the acquisition process, still undergoing negotiation, of a services centre already in operation in Campinas, São Paulo.
- Acesita International Ltd. - (100% direct holding) - foreign commercial representation.
- Acesita Export and Trade - (100% direct holding) - foreign commercial representation.
- Acesita Centros de Serviços Ltda. - (100% direct holding) - services of cutting and finishing of steel products in general

On November 10, 2005 the Arcelor Group acquired the common shares in the Company held by the pension funds Caixa de Previdência dos Funcionários do Banco do Brasil - "Previ" and Fundação Petrobrás de Seguridade Social - "Petros" thereby raising its interest in the voting capital to 63.6% of the common shares and 35.9% of the total capital.

By way of its subsidiary Arcelor Spain Holding S.L., on January 05, 2006 the Arcelor Group acquired the common shares in the Company held by the pension fund Fundação Sistel de Seguridade Social.

The Arcelor Group then held 75.75% of the common shares in the Company (39.98% of the total capital), becoming its single controlling shareholder.

2 Presentation of the quarterly report

Except as described in Note 10, the accounting principles, methods and criteria adopted concerning the property, plant and equipment depreciation method are consistent with those used to present the financial statements for the year ended December 31, 2005, in accordance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission ("CVM"). The amounts are stated in thousands of reais.

3 Cash and cash equivalents

	31/03/06	31/12/05
Cash and banks	8.979	37.023
Bank deposit certificates	88.969	98.373
Securities held under repurchase agreements	246.466	173.493
Other, mainly fixed income funds	313	300
	344.727	309.189

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with interest linked to the CDI interest rate.

4 Accounts receivable

	31/03/06	31/12/05
Customers – domestic market	281.386	244.582
Vendor	(145.465)	(119.481)
Customers – foreign market	225.831	248.981
Allowance for doubtful accounts	(11.206)	(11.579)
	350.546	362.503

5 Inventories

	31/03/06	31/12/05
Finished goods	116.755	126.353
Products held by third parties	5.485	1.652
Work in progress	159.327	135.086
Raw Materials	101.154	105.877
Imports in transit	15.341	73.002
Materials for consumption, maintenance and other	66.906	69.895
Provision for losses	(7.567)	(13.983)
	457.401	497.882

Finished product inventories, amounting to approximately R$ 51,819 (same amount in 2005), were given in guarantee for administrative and legal proceedings in progress.

6 Taxes and social contributions - Assets

	31/03/06	31/12/05
Deferred income and social contribution taxes	180.306	188.642
Withholding income tax and prepaid IRPJ and CSLL	31.694	21.504
Social Integration Program (PIS)	40.239	40.021
ICMS and IPI	10.422	17.769
Other	7.005	7.526
	269.666	275.462
Less: current assets	(67.991)	(70.089)
Noncurrent assets	201.675	205.373

The PIS credit mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declared the payments as being unconstitutional. The Company continued to question the criteria of restatement of these credits, its appeal having been judged favorably at two levels and eventually in 2005, the Company obtained a final and unappealable favorable decision Accordingly, the Company recorded in 2005 the credits resulting from this favorable decision, to the amount of R$ 6,121, which at March 31, 2006 amounts to a tax credit of R$38,725 and will start compensating the credits with the federal taxes falling due as from 2006.

At March 31, 2006 and December 31, 2005, the deferred income tax and social contribution on net income were calculated and recorded as follows:

	31/03/06			31/12/05
	Income tax	Social contribuition taxes	Total	Total
Tax loss carryforwards	965.235	954.588		
Temporary differences	359.723	331.756		
	1.324.958	1.286.344		
Tax rates	25%	9%		
Deferred income and social contribution taxes	331.240	115.771	447.011	471.813
Unrecorded deferred income and social contribution taxes	(193.376)	(73.329)	(266.705)	(283.171)
Deferred income and social contribution taxes recognized as assets	137.864	42.442	180.306	188.642
Less: current assets	(24.518)	(8.826)	(33.344)	(36.510)
Noncurrent assets	113.346	33.616	146.962	152.132

The main temporary differences relate to the provision for loss on unamortized goodwill of subsidiaries, asset reversals and provisions which become deductible when paid or realized. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences. The tax loss carryforwards include the Summer Plan effects (see Note 13).

The deferred income tax and social contribution of R$180,306 (R$188,642 December 31, 2005) was recorded by the Company prior to the introduction of CVM Instruction 371/2002, taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve made in prior years, which assure their realization in approximately 6 years, as shown below, consistent with the projection of amortization of the deferred income tax and social contribution liabilities (see Note 12).

As shown above, at March 31, 2006 there are unrecorded deferred tax credits. Based on the Company's short and mid-term projections, in the 2006 financial year the Company should achieve three years of taxable income, considering the past five years, allowing the recording of deferred tax credits in addition to those already recorded pursuant to CVM Instruction 371/2002. Company Management will await the materialization of these income projections for the 2006 financial year, to only then record the new deferred tax credits.

Year	Estimated use of the recorded credit 31/03/06
2006	25.008
2007	33.344
2008	33.344
2009	33.344
2010	33.344
2011	21.922
Total	180.306

The reconciliation of income tax and social contribution income/expense for the quarters ended March 31, 2006 and 2005, at their nominal and effective rates, is as follows:

	31/03/06		31/03/05	
	Income tax	Social contribution	Income tax	Social contribution
Net income before income and social contribuition taxes	165.069	165.069	239.324	239.324
Standard tax rates	25%	9%	25%	9%
Income tax and social contribution calculated thereon	(41.267)	(14.856)	(59.831)	(21.539)
Permanent differences				
Equity in net income of subsidiaries and associated companies	134	48	1.068	385
Effect of the Summer Plan (exclusion of depreciation and write-off of PPE)	428	154	-	-
Other	(289)	(106)	(750)	(272)
Income tax and social contribution expense at the end of each quarter	(40.994)	(14.760)	(59.513)	(21.426)
Realization of deferred income tax and social contribution credits	(6.129)	(2.207)	(3.133)	(1.127)
Tax loss carryforwards	12.383	4.458	20.263	7.225
Unrecorded Income tax and social contribution on temporary adjustments	5.853	2.108	(4.891)	(1.760)
Employee Food Program	64	-	75	-
Other	-	-	1.349	570
Expense for each quarter	(28.823)	(10.401)	(45.850)	(16.518)

The breakdown of current and deferred income tax and social contribution for the quarters ended March 31, 2006 and 2005 is as follows

	31/03/06	31/03/05
Income and social contribution taxes		
Current	(39.224)	(62.368)
Deferred	-	-
Expense	(39.224)	(62.368)

7 Notes receivable

Notes receivable refer to promissory notes deriving from the sale of shares in the Villares Group in prior years, restated by the IGPM price index, receivable in semi-annual installments, the last of which is payable on December 31, 2007, amounting to R$45,720 at March 31, 2006, of which R$22,860 is presented as current assets (R$56,477 and R$33,886, respectively, at December 31, 2005).

8 Investments

(a) The investment were as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Acesita International Ltd.	
	2006	2005	2006	2005	2006	2005	2006	2005
Capital	109	117	6.162	6.162	128.832	128.832	15.750	16.970
Number of shares held (in thousands)- Shares	0,1	0,1	6.162	6.162	128.832	128.832	7.250	7.250
Equity	1.388	1.023	1.207	1.036	186.238	180.360	(30.898)	(32.421)
Equity in the capital at the end of the period	100	100	100	100	100	100	100	100
Equity in the results	1.388	1.023	1.207	1.036	186.238	180.360	(30.898)	(32.421)
Other investment information								
Adjusted net income (Loss) -	461	455	171	(39)	(822)	(4.127)	(810)	(7.843)

The changes in investments in the quarter ended March 31, 2006 were as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At December 31, 2005	1.023	1.036	177.489	5.951	185.499
Equity in net income of subsidiaries and associated companies	365	171	(738)	-	(202)
Advance for future capital increase	-	-	6.700	-	6.700
Other	-	-	-	560	560
At March 31, 2006	1.388	1.207	183.451	6.511	192.557

(b) In the first quarter of 2006 the investments held in the capital of the Company's subsidiaries did not change.

(c) The subsidiary Acesita International Ltd. had a capital deficiency at March 31, 2006 of R$30,898 (deficiency of R$32,421 at December 31, 2005). These amounts are classified in long-term liabilities, which in the first quarter of 2006 presented a reversal of R$1,521 (increase of R$1,136 in the first quarter of 2005), which is recorded in the Company's equity in the net income of subsidiaries and associated companies.

(d) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

(e) Equity in the net income of subsidiaries and associated companies for the quarters ended March 31, 2006 and 2005 are as follows:

	31/03/06	31/03/05
Acesita Serviços, Com., Ind. E Participações Ltda.	(738)	4.105
Acesita International Ltd.	1.521	(1.136)
Acesita Centros de Serviços Ltda.	171	368
Acesita Export and Trade	365	(198)
	1.319	3.139

(f) Investments in other companies are evaluated at acquisition cost. This account is substantially comprised of the direct interest in the company Aços Villares S.A., corresponding to 4.41% of the voting capital.

9 Related parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Receivables from related parties	Accounts receivable and other	Total	Payables to related parties	Foreign suppliers, financing and other	Total
Arcelor Group	-	1.782	1.782	-	1.951	1.951
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	55.778	55.778	-	345	345
Acesita International Ltd.	90.614	-	90.614	7.697	-	7.697
Acesita Energética Ltda.	-	1.804	1.804	294	347	641
Preservar Madeira Reflorestada Ltda.	-	-	-	-	258	258
Acesita Argentina S.A.	-	-	-	-	363	363
Acesita Centros de Serviços Ltda.	967	184	1.151	-	854	854
Inox Tubos S.A.	-	1.427	1.427	-	38	38
Acesita Export and Trade	-	81.374	81.374	-	101.831	101.831
Total – 31/03/06	91.581	142.349	233.930	7.991	105.987	113.978
Total – 31/12/05	96.973	149.362	246.335	8.357	157.591	165.948

	Calculation of income				
	Revenues				
	Sales	Financial income and exchange gains	Total	Financial expenses, exchange losses and other	Purchases
Arcelor Group	3.482	-	3.482	4.133	5.088
Acesita Serviços, Comércio, Indústria e Participações Ltda.	54.430	-	54.430	-	449
Acesita International Ltd.	-	4.060	4.060	8.192	-
Acesita Energética Ltda.	-	-	-	-	11.185
Preservar Madeira Reflorestada Ltda.	-	-	-	-	905
Acesita Centros de Serviços Ltda.	-	-	-	8	2.611
Inox Tubos S.A.	26.665	-	26.665	-	226
Acesita Export and Trade	56.097	-	56.097	1.893	-
Total – quartered ended 31/03/06	140.674	4.060	144.734	14.226	20.464
Total – quartered ended 31/03/05	197.012	1.920	198.932	3.209	21.318

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms agreed individually, and vary from LIBOR + 3% per annum (p.a.), plus exchange variations. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

(b) Guarantees

At March 31, 2006, the Company had R$906 (same amount at December 31, 2005) of guarantees granted to related companies.

(c) Special Purpose Company - Stainless Overseas

As mentioned in Note 11, in August 2000 the Company carried out an export receivables securitization transaction.

As a result, part of the Company's exports were made through a foreign special purpose company located overseas, Stainless Overseas, wholly-owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any direct or indirect corporate investment in Stainless Overseas, due to the securitization agreement, it is responsible for covering possible losses arising from the securitization transactions.

The securitization agreement was terminated in August 2005. The financial settlement of the remaining assets and liabilities at Stainless Overseas and the closure of the Company's activities are projected form the first half of 2006.

At March 31, 2006, Stainless Overseas had total assets of R$10,429, total liabilities of R$10,391 and a net equity of R$38 (a deficiency of R$43,260, R$43,298, and R$38, respectively, at December 31, 2005). As a result of the termination of the securitization agreement no exports were made through Stainless Overseas in the quarter ended March 31, 2006 (R$205,598 in the quarter ended March 31, 2005).

10 Property, Plant and Equipment

	31/03/06			31/12/05	Rate
	Cost	Depreciation	Net	Net	Average (*)
In operation -					
Buildings and installations	833.048	(232.625)	600.423	608.824	15
Industrial equipment and distribution systems	2.339.150	(841.954)	1.497.196	1.508.799	15
Vehicles, furniture, fixtures and tools	43.738	(29.028)	14.710	14.467	5 to 10
Other	105.155	(53.181)	51.974	48.908	13
	3.321.091	(1.156.788)	2.164.303	2.180.998	
Land	6.330	-	6.330	6.330	
Advances to suppliers	1.077	-	1.077	2.042	
Construction in progress	70.367	-	70.367	65.727	
Imports in transit	147	-	147	338	
	77.921	-	77.921	74.437	
	3.399.012	(1.156.788)	2.242.224	2.255.435	

* First quarter of 2006.

At October 31, 2005, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on December 21, 2005. The re-evaluation was recorded on December 31, 2005, less the depreciation between the report's base date and the date the revaluation was recorded, and took into consideration the recovery of the total value of these assets in future Company operations. The re-evaluation was performed alongside a review of the remaining useful life of the assets.

As from January 01, 2006 the Company changed the depreciation method used for the property, plant and equipment and began using the straight-line depreciation method for the entire property, plant and equipment (up to December 31, 2005 it used to the units produced method for the items directly related to the production areas and the straight-line method for the remaining items).

As this is a change to an accounting estimate, the review of the remaining useful life of the assets and the change to the depreciation method were made prospectively, the effects of which shall influence the current and future income as from the date of change. The effect of the annual depreciation charges valued estimated according to the change depreciation method, changed useful life and re-evaluation performed on December 31, 2005 jointly, shall be an increase of approximately R$43,000 on the prior year.

The book value of the revalued assets at December 31, 2005 increased from R$1,531,342 to R$2,123,408, representing an increase of R$592,066 in property, plant and equipment and R$390,764 in the Revaluation Reserve in Stockholders' Equity, net of tax effects.

At March 31, 2006, the balance of the revaluation recorded in property, plant and equipment was R$1,145,093 (R$1,169,609 at December 31, 2005) and included the effects of prior revaluations, performed in 1999 and 2001. The effect on the income for the quarters ended March 31, 2006 and 2005, deriving from depreciation of the re-evaluated balance, is an expense of R$24,516 and R$12,532 respectively.

At March 31, 2006, the Company had land, buildings and equipment given in guarantee for financing amounting to R$ 632,732 (R$ 632,732 at December 31, 2005).

11 Financing

	Annual weighted average interest and commissions (%)			
	31/03/06	31/12/05	31/03/06	31/12/05
Foreign currency (*)				
Prepayments	9,39	8,47	484.048	596.824
For property, plant and equipment	7,31	7,32	67.712	76.480
For working capital and other	(a)	6,36	688	14.367
			552.448	687.671
Local currency				
For property, plant and equipment	10,97	10,99	82.147	86.585
For working capital and other	19,53	19,71	32.179	30.831
			114.326	117.416
			666.774	805.087
Less – current liabilities			(306.760)	(371.870)
Noncurrent Liabilities			360.014	433.217

(*) Mainly in U.S. dollars.
(a) Hedge transaction – Price of the ton of nickel at the end of each month.

The loans and financing are subject to exchange variations or monetary restatement based on official rates or indexes and are partially guaranteed by equipment.

Securitization of receivables - In August 2000, the Company carried out an export receivables securitization transaction with the issue of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and an annual interest rate of 9.3%, including remuneration of guarantees. As a result, the Company's exports, except to Mercosur and other qualified customers, were made through the special purpose company located abroad, Stainless Overseas (See Note 9.c). The transaction was settled in August 2005, without any outstanding balance at March 31, 2006.

During 2003, the Company obtained a waiver allowing all of its exports to Arcelor Group companies to be shipped without transiting through Stainless Overseas.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The transaction is guaranteed by a promissory note and collateral of Acesita S.A. and obliges the Company to observe covenants linked to indebtedness ratios, amount of financial expenses and cash generation, profit distribution limited to 33% of adjusted net income, and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guarantee the monthly payments. In the quarters ended March 31, 2006 and 2005, the exports made through AET with companies of the Arcelor Group totaled R$56,097 and R$94,935, respectively. The balance payable at March 31, 2006 was R$101,831 (R$146,294 at December 31, 2005) and is included in the "export prepayments" account.

Also, on December 8, 2004, the bank syndicate formally agreed to increase the clause that limited the distribution of profits to 33% of adjusted annual net income to 100%.

The long-term installments fall due as follows:

YEAR	31/03/06	31/12/05
2007	128.470	188.443
2008	67.972	71.428
2009	94.926	100.509
2010	50.360	53.124
2011	18.286	19.713
	360.014	433.217

12 Taxes and social contributions - Liabilities

	31/03/06	31/12/05
Deferred income and social contribution taxes	389.332	397.667
Income tax withheld at source	2.494	1.413
IRPJ and CSLL payable	39.224	-
COFINS	4.814	3.276
IPI	6.982	5.742
ICMS	3.522	964
Other	3.229	4.624
	449.597	413.686
Less – current liabilities	(93.609)	(52.529)
Noncurrent Liabilities	355.988	361.157

The balance of deferred income tax and social contribution basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets (See Note 6).

13 Taxes and Contributions in Litigation

	31/03/06	31/12/05
Income tax	15.523	15.371
Social contribution taxes	2.123	2.094
PIS	46.367	45.671
National Institute of Social Security (INSS) (independent contractors)	1.289	1.289
Other	500	489
	65.802	64.914

The changes to income tax and social contributions in litigation in the quarter ended 31/03/2006 were the following:

At 31.12.05	64.914
Additions (including monetary variation)	888
Write-offs	-
At 31.03.06	65.802

At March 31, 2006, the Company is party to lawsuits contesting the legal aspects of certain taxes and has judicial deposits related to these taxes and to the contingencies mentioned in Note 14, amounting to R$132,566 (R$140,239 at December 31, 2005).

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being contested. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contributions determined in this financial year directly to the government, instead of payment via judicial deposit. Accordingly, the provisions for income tax and social contribution for 2006, amounting to R$28,823 and R$10,401, respectively, are presented in current liabilities (See Note 12).

  After several actions, the decision of the High Court of Justice was published in July 2005, definitively giving the Company the right to apply the 51.73% rate to recover the inflationary effects related to January and February 1989, arising from the Summer Plan. Accordingly, on August 18, 2005 the Company obtained a final and unappealable decision at this judicial level and on August 29, 2005 the Court's records were entrusted to another court, the Federal Supreme Court - STF, in which the Company has proceedings in progress. Considering the final and unappealable decision obtained in the High Court of Justice, as well as the lack of any appeal by the Federal Government, in September 2005, the Company filed with the Supreme Court its discontinuance of this action and reversed to the results of the current quarter the provision then constituted. The actions to release the judicial deposits totaling approximately R$ 45,000 are in progress.

  The favorable decision results in the adjustments, solely for tax purposes, of the property, plant and equipment, generating additional deductions for income tax and social contribution purposes due to the depreciation or sale of assets existing during the Summer Plan (January and February 1989), to the amount of R$ 124,697. Of this amount, R$ 27,268 refers to the reversal already performed in 2005 of the provision for income tax and social contribution related to the credits already used; the total of R$ 65,166 refers to the balance of tax loss carryforwards to be offset against future taxable income; and the remaining R$ 32,263 will be appropriated to the results upon effective realization (depreciation or offset) of permanent assets subject to the Summer Plan effects, of which R$6,291 has been appropriated in the 2005 financial year and R$582 in the quarter ended March 31, 2006.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the action was filed, the Company opted to effect judicial deposits of the PIS installments not yet due, in order to assure the tax credit in the case of a favorable outcome. In view of the favorable outcome obtained by the Company (see Note 6), in October 2005, the Company decided to apply to the courts for the utilization of the judicial deposits in settlement of existing related balance of liabilities. Consequently, the Company still has a tax credit of R$38,725 to be offset against federal taxes falling due. The Company is awaiting the related judicial authorization to make the compensations between the provision and the judicial deposit balances.

Other matters involving taxes and contributions in litigation

Law 9718/98 – Discontinuance of an action – In November 2002, the Company filed with the appropriate court its withdrawal from the action related to the PIS and COFINS calculation basis extension, in addition to the COFINS rate increase, introduced by Law 9718/98, since at that time the Company was expecting an unfavorable decision. The provision previously constituted was compensated against the existing judicial deposit balance. The process was approved in August 2003.

In novembro 2005 the PIS and COFINS calculation basis extension introduced by Law 9.718/98 was ruled unconstitutional by the Federal Supreme Court. As a result of this ruling, the Company immediately filed a rescissory action seeking to overturn the aforesaid final and unappealable decision.

In February 2006 a court order was issued to partially determine the amounts placed in a court deposit. The amounts determined and credited to the Company of R$9,441 differ from the Company's figures which state deposits of R$13,582. Because of this difference the Company requested from the presiding court and the Federal Savings and Loan Bank corrected statements, demonstrating in the request that a number of amounts were not stated in the order. These measures uphold the Company's right to receive the remaining amounts.

14 Provision for contingencies

The Company is party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Based on information provided by its legal advisers, Management analyses the pending judicial lawsuits and for the labor claims it makes a provision based on past experience in other claims deemed sufficient to cover the losses estimated from the lawsuits in progress, as follows:

	31/03/06	**31/12/05**
Taxes and social security	38.313	38.498
Labor	11.548	11.797
Civil	15.682	14.975
Total	65.543	65.270

The changes to the provisions for contingencies in the quarter ended 31/03/2006 were as follows:

At 31.12.05	65.270
Additions (including monetary variation)	4.798
Write-offs	(4.525)
At 31.03.06	65.543

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to litigation on legal fee awards in respect of a lawsuit previously settled, estimated at R$3,454 (R$3,303 at December 31, 2005).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be used in production by the Company and understood by the tax authorities to be for own use and consumption. At March 31, 2006 the provision made amounted to R$20,595 (R$17,382 at December 31, 2005).

- INSS - Refers to the provision for INSS assessments received in the 2nd quarter of 2004 relating to discussions on amounts of social security contributions withheld on services rendered by third parties, as well as on bonuses paid to employees. At March 31, 2006 the provision made amounted to R$10,085 (R$10,340 at December 31, 2005).

- Other taxes – Refers basically to the provision for discussions regarding compulsory charges, increase in rates regulated by government agencies and similar entities, totaling R$4,179 (R$7,473 at December 31, 2005).

Labor

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss.

Civil

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others.

The Company also is the defendant in other disputes, estimated at R$196,685 (R$178,107 at December 31, 2005), as shown below:

	31/03/06	31/12/05
Taxes and social security	169.334	150.812
Labor	5.587	5.706
Civil	21.764	21.589
Total	196.685	178.107

Based on the legal advisors' understanding that defeat in these lawsuits is a possible risk, the Company has not made a provision for these actions. In the main the tax and social security actions refer to matters involving ICMS and INSS.

During the third quarter of 2005, a class action was filed against the Company and the Timóteo Municipal, where the Company's plant is located, to the amount of R$ 55,000, contesting the Municipal Real State Tax (IPTU) negotiated between the Company and this Municipality. Based on the opinion of its legal advisors that there are very good chances of a favorable decision, the Company decided not to make a provision for this action.

The Company has also been discussing and obtaining favorable decisions in lawsuits filed by the State Finance Office of Minas Gerais, questioning the ICMS on exports of products considered to be semi-finished by the state tax authorities, totaling approximately R$ 150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits and this has been corroborated by the successive favorable judgments obtained by the Company in various legal instances, especially in the widely disclosed STJ decision confirming that the matter has been judged in the Company's favor. Consequently, management has decided not to record a provision for these lawsuits.

In December 2005 the Company received a Tax Assessment to the total amount of R$232,152 which mainly contests the taxation procedure of the Social Integration Program (PIS) and the Tax for Social Security Financing (COFINS) on exchange variance. In January 2006 the company filed a Contestation of the Tax Assessment before the Federal Inland Revenue Office and is awaiting a decision. Based on the opinion of its legal advisors, the Company rates its chances of success at probable and has not therefore made a provision.

15 Stockholders' Equity

The changes during the quarter ended March 31, 2006 were as follows:

	31/12/05	Net income for the quarter	Realization of the revaluation reserve	31/03/06
Capital	901.921	-	-	901.921
Capital Reserves	3.948	-	-	3.948
Revaluation reserves	771.942	-	(16.181)	755.761
Revenue reserves				
. Legal reserve	50.920	-	-	50.920
. Treasury Stock	(3.937)	-	-	(3.937)
. For investments and working capital	601.300	-	-	601.300
	648.283	-	-	648.283
Retained earnings	-	-	16.181	16.181
Income for the year	-	125.845	-	125.845
Total stockholders' equity	2.326.094	125.845	-	2.451.939

The Annual General Meeting held April 26, 2005 approved the appropriation of the net income in 2005, including the proposed dividends, which were stated in the financial statements for the financial year ended December 31, 2005.

This quarter saw no changes to the Company's dividend distribution and reserve making policy.

16 Nonoperating income

The non-operating results in the quarter were mainly represented by the result on the sale of permanent assets.

17 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Pension Fund administrated by HSBC Pension Fund), both of which are mixed plans or allow variable contributions, as specified by the Supplementary Pensions Office (contribution and benefit defined), which has the principal purpose being to complement benefits provided by the government social security system.

The company ascertains the actuarial assets and liabilities of the pension plans in compliance with CVM Resolution 371/2000 on an annual basis at the base date of December 31.

In 2003, the Board of Directors of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$ 18,204 (R$17,358 before tax). This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefited the sponsor solely.

Accordingly, in compliance with the decision, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated.

As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in income for the year ended December 31, 2003. The remaining balance at March 31, 2006 is R$12,424 (R$13,237 at December 31, 2005).

The remaining balance of the net assets of ACEPREV and Plano de Seguridade Acesita at the base date of March 31, 2006 and December 31, 2005 has not been recognized by the sponsor as studies are required from the actuary and consent required from the Advisory Board of the entity to resolve the recovery through reimbursement or reduction of future contributions.

The charges stated in the income statement of the quarters ended March 31, 2006 and 2005 stand at R$1,723 and R$1,506 respectively, referring to contributions to the aforesaid funds.

18 Financial instruments

The Company has financial instruments which are inherent to its operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, and swap instruments. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria The control policy consists of permanent follow-up of the rates contracted versus those in force in the market.

Also, in order to reduce the effects of exchange rate changes, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), and also has receivables in U.S. dollars arising from exports, which reduce its exchange exposure, This operation was terminated in the quarter ended March 31, 2006. The notional amount of these swap instruments at December 31, 2005 amounted to R$3,392 (US$1,449) and the balance of the margin accounts (balance payable or receivable at the balance sheet date) referring to these instruments, which represented a liability of R$3,034 at December 31, 2005, were classified under the loans and financing balance in "Foreign currency – working capital and others" in the liabilities.

As from 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as to the decision to obtain finance in foreign currency linked to exports.

As mentioned in Note 11, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	31/03/06	31/12/05
Accounts receivable and other assets	328.191	416.232
Trade and other accounts payable	(202.217)	(288.333)
Loans and financing, net of swap differential margins	(552.448)	(681.537)
Swap transactions	-	3.392
Net exposure	(426.474)	(550.246)

At March 31, 2006, the current and long-term financial instruments whose book values differ significantly from market values were as follows:

	Book balance	Market value
Assets-		
Investments in other companies and other investments	6.511	55.066
Liabilities		
Loans and financing	666.774	729.132

The Account Investments in Other Companies and Other Investments is mainly comprised of the investment in the company Aços Villares S.A. recorded by the Company at the amount of R$3,000 at March 31, 2006. The market value of the shares is R$51,555 at March 31, 2006.

Market value was not estimated for investments in private companies because no active market for their shares exists.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing and swaps was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific moment in time based on available information and own valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values. .

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$ 8,631. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables considered by management to be of difficult collection.

The Company is also exposed to the risk of price variations of its main raw material, nickel, whose price changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada In other words, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether reductions or increases, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the London Metal Exchange (LME). This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

The outstanding nickel hedge contracts at March 31, 2006 were as follows:

Contract date	Maturity date	Quantity (in tonnes)	Premium contracted per tonne (in US$)	Income (expense) recorded by Company
01/02/06	07/04/06	1.000	40,00	264
06/02/06	07/04/06	504	42,00	111
02/03/06	08/05/06	1.000	37,00	(870)
03/03/06	08/05/06	222	40,00	(193)
(=) Pro rata expense recorded in outstanding contracts				(688)
(+) Expense arising from contracts closed in the quarter ended 31/03/06				(5.812)
(=) Expense recorded in the quarter ended 31/03/06				(6.500)

The expense resulting from the nickel hedge transactions for the quarter ended March 31, 2005 totaled R$716.

At March 31, 2006, there was a debit balance (liability) of R$688, net of amortization already made.

19 Insurance

The Company holds insurance cover for its principal assets at amounts considered sufficient to cover eventual losses from damages. The total amount contracted to cover losses was:

Insurance	Risk covered	Quarter ended 31/03/06
Operating risks	Material damages	760.340
Civil liability	Material and moral damages	60.827
Materials transportation	Material damages	76.034
Vehicles	Material and moral damages	700
Occupational accidents	Personal damages	943
Export credit	Financial damages	17.727
Engineering risk	Material damages	8.296
Other	Material and moral damages	1.430
		926.297

20 Supplementary Financial Statements

(a) Statements of cash flow

This statement provides important information on cash inflows and outflows during the quarters ended March 31, 2006 and 2005, showing the cash flows arising from or used in operating, investment and financing activities.

	1st QUARTER	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for the quarter	**125.845**	**176.956**
Adjustments to reconcile net income to cash generated by operating activities		
Depreciation	38.351	38.040
Receipts on the sale of permanent assets	(5.144)	-
Equity in net income of subsidiaries and associated companies	(1.319)	(3.139)
Provisions recorded	5.710	5.289
Financial expenses (income), net, including monetary and exchange variations and interest	(15.274)	18.185
	148.169	**235.331**
(Increase) decrease in assets		
Accounts receivable	(9.516)	(137.357)
Inventories	53.018	(23.924)
Net receivables from related parties	-	27.045
Taxes and contributions (current and long-term)	(1.835)	(31.996)
Decrease in notes receivable	12.664	(726)
Court deposits	9.441	-
Other	1.402	(5.907)
	65.174	**(172.865)**
(Increase) decrease in liabilities		
Trade payables	(76.069)	3.372
Payroll and related charges	(4.433)	8.443
Taxes and contributions (current and long-term)	34.202	58.572
Decrease in Restructuring liabilities	-	(11.062)
Other	10.057	6.318
	(36.243)	**65.643**
Net cash provided by operating activities	**177.100**	**128.109**
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchases of property, plant and equipment	(31.867)	(14.950)
Advance for future capital increase in subsidiaries	(6.700)	(2.890)
Receipts from sale of investment and permanent assets	9.003	-
Net cash used in investment activities	**(29.564)**	**(17.840)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans and financings - foreign currency		
Receipts	-	13.150
Payments	(103.003)	(189.913)
Loans and financings - local currency		
Receipts	1.559	28.593
Payments	(10.554)	(24.339)
Payment of interest in shareholders' equity and dividends	-	(53.431)
Net cash used in financing activities	**(111.998)**	**(225.940)**
CASH FLOW GENERATED (USED) IN THE QUARTER	**35.538**	**(115.671)**
Increase (decrease) in cash and cash equivalents		
At beginning of the quarter	309.189	334.563
At end of the quarter	344.727	218.892
Change in cash and cash equivalents	**35.538**	**(115.671)**

(b) Statement of added value

This statement provides information as to how the Company allocates its income from operations: to employees, Government, third parties and stockholders. All information presented is taken from the accounting records, with reclassification of certain information contained in the traditional statement of income, which is considered as distribution of added value generated.

	1st QUARTER	
	2006	2005
Revenues	**858.290**	**1.102.050**
Sales of products and services (before returns and cancellations)	850.892	1.100.133
Reversal of (addition to) allowance for doubtful accounts	373	(104)
Nonoperating	7.025	2.021
Consumables acquired	**(590.601)**	**(687.639)**
Raw Materials consumed	(401.541)	(536.418)
Material, power, third-party service and others	(189.060)	(151.221)
Gross added value	**267.689**	**414.411**
Retentions		
Depreciation, amortization and depletion	(38.351)	(38.040)
Net added value produced by the Company	**229.338**	**376.371**
Transferred added value	**97.349**	**18.189**
Equity in the results of subsidiary and associated companies	1.319	3.139
Financial income, monetary variations and exchange gains	96.030	15.050
TOTAL ADDED VALUE TO BE DISTRIBUTED	**326.687**	**394.560**

				1st Quarter
	2006	%	2005	%
ADDED VALUE DISTRIBUTED:				
EMPLOYEES				
Salaries, charges	50.793	15,55%	52.445	13,29%
Directors' fees	862	0,26%	1.177	0,30%
	51.655	**15,81%**	**53.622**	**13,59%**
TAXES				
Federal	80.275	24,57%	116.077	29,42%
State	7.915	2,42%	10.758	2,73%
Municipal	2.795	0,86%	2.470	0,63%
Less: Tax incentives	(64)	(0,02%)	(75)	(0,02%)
	90.921	**27,83%**	**129.230**	**32,75%**
INTEREST, MONETARY VARIATIONS AND EXCHANGE LOSSES	**57.172**	**17,50%**	**33.407**	**8,47%**
RENT	**1.094**	**0,33%**	**1.345**	**0,34%**
APPROPRIATION OF NET INCOME				
Retained earnings	125.845	38,52%	176.956	44,85%
	125.845	**38,52%**	**176.956**	**44,85%**
	326.687	**100%**	**394.560**	**100%**

21 Subsequent Events

As authorized by the CVM and disclosed through the Notice on March 28, 2006, by way of its subsidiary Arcelor Spain Holding S.L., the Arcelor Group made a Public Acesita SA Common and Preferred Share Acquisition Offering. The acquisition was physically and financially settled on May 03, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,457 preferred shares for the amount of R$138.2 million and R$290.2 million respectively.

Following the acquisition the Arcelor Group held 90.7% of the common shares and 38.1% of the preferred shares in Acesita, accounting for 55.7% of the Company's total capital, jointly considering the equity interests held by Arcelor Aços Especiais do Brasil Ltda. and Arcelor Spain Holding S.L.

* * * * *

MARKET

Initiation of recovery by prices and demand on the international special steel market

The conditions in the stainless steel sector began indicating that the cycles are increasingly shorter and the downturn in demand is emerging from its most critical stage. On the international market an increase in orders from distributors was recorded, in a move to replenish inventories. The USA presented the greatest recovery, but the European and Asian markets also recorded price increases due to strengthening of market fundamentals and the positive influence from demand in other regions.

The domestic silicon steel market, a sector defined as one of Acesita's focuses in its strategic planning, continued to perform well, with high demand and prices, confirming the Company's expectations.

SALES

Usage of the operating flexibility enabled the mix of production and sales to be tailored to market requirements

Total sales for the quarter amounted to 180.3 thousand tons, down by 4.0% and 4.2% respectively on 1Q05 and 4Q05. Acesita is operating at full capacity. The minor changes to the total sales between the periods mainly result from the adjustments to the mix and batch shipment dates.

As compared to 4Q05, **stainless steel** sales rose by 5.3% to 91.9 thousand tons, accounting for 51.0% of the total sales in the quarter. Stainless steel sales accounted for 63.2% of the net revenue recorded in the quarter. Steel exports stood at 50.8 thousand tons, accounting for 93.1% of the total volume shipped.

Silicon steel sales totaled 44.9 thousand tons, accounting for 24.9% of the total, of which 10.5 thousand tons was Oriented Grain (OG) and 34.5 thousand tons Non-Oriented Grain (NOG). Its share in net revenue was 23.5%, boosted by OG silicon steel sales, of higher added value, which accounted for 12.2% of revenue and just 5.8% of the total sales. Due to the strong demand for this kind of steel, also known as electric steel, Acesita has been operating at full capacity and giving priority to domestic sales. The Company's strategy is to expand production capacity of silicon steel and expand exports, especially to Latin American countries.


Sales Distribution – Volume
1Q05
Carbon /Alloys 15%
Stainless steel 55%
GNO Silicon 19%
GO Silicon 5%
1Q06
Other 6%
Carbon/ Alloys 18%
Stainless steel 51%
GNO Silicon 19%
GO Silicon 6%

Sales of carbon steel/alloys accounted for 17.9% of the total sales made by Acesita in the quarter, amounting to 32.2 thousand tons. The volume has fallen by 19.8% on the previous quarter, in which spot sales of carbon sale were made in Brazil and Mexico to complete the production mix and enhanced the cost structure.


Sales Volume by Market
1Q06
Domestic market 30%
Exports 70%
Quarter Sales Volume
(One tonnes)
1T06
92
32
11
180
4T05
87
40
18
188
3T05
88
21
29
177
2T05
89
23
3
157
1T05
103
28
11
188
Stainless Steel
Silicon steel
Carbon / Alloys
Others

DOMESTIC MARKET

The strength of the Brazilian currency reduced the competitiveness of Brazilian finished products on the international market while boosting imports. Although a number of stainless steel consuming sectors are facing these problems, steel demand on the domestic market improved.

Acesita recorded domestic sales of 125.7 thousand tons, up by 4.8% on the amount recorded in 4Q05.

EXPORT MARKET

Improvement to export profile with higher sales to North and Central America

The international market for stainless steel in 1Q06 was more favorable than in prior quarters, due to the growing demand from distributors and consequent recovery by falling prices.

Although the USA has a traditionally more protected market, Acesita managed to increase its sales to this region. Sales to South America also rose as a proportion of exports, given lower sales to Asia and Europe. The Company's export performance has improved over the past 12 months, with a lower share of sales to Asia and higher share of sales to the Americans, regions demanding more sophisticated products of higher added value.


Stainless Steel Export Destinations
1Q05
Other
7%
South America
15%
North./Central America
13%
Asia
49%
1T06
Outros
4%
Am. do Sul
28%
Am. do Norte/Central
17%
Ásia
39%

PRICES

Hike of around 15% to international stainless steel prices

The base prices for stainless steel in the international market rose by an average of 15% in the quarter. Comparing current market conditions and those recorded in 4Q05 indicates the turnaround of the downturn which the segment experienced, even if this quarter is traditionally weaker for the special steel market.

The increased base prices for stainless steel in the international market is also directly related to the increased nickel price. Once the expected price increase of the metal had been verified, stainless steel distributors brought forward their orders from producers, increasing their inventories to sell the steel applying the extra alloy mechanism when the consumable price reached higher levels.


Stainless Steel – CR 304 2mm

The domestic stainless steel market accompanies international price trends. Converting the prices into US dollars reveals a greater increase than in the other markets due to the appreciation of the Brazilian currency.

NET OPERATING REVENUE

Acesita recorded net operating revenue of R$ 695.9 in the quarter, up by 1.5% on the previous quarter. The result reflects the ongoing adjustments to the production and sales mix, and higher stainless steel and silicon steel prices. Export revenue, however, was diminished when translated into Brazilian currency due to the appreciation of the Brazilian currency against the US dollar.

As compared to 1Q05 net revenue in the quarter dropped by 23.6%.


Net Operating Revenue - R$ million
4° Trim.
3° Trim.
2° Trim.
1° Trim.
685,8
911,5
695,9
2.280,7
3.162,8
3.109,1
2005
2006
2003
2004
2005

PRODUCTION COSTS

The cost of goods sold in the quarter was R$ 501.3 million, down by 3.8% and 12.7% on 4Q05 and 1Q05, respectively. Nickel is the main cost item for Acesita. This consumable accounted for 21.4% of the costs recorded in the quarter. Even though in 2006 nickel prices began rising once again, the effect of this price rise shall be felt more in the cost of products sold in the second quarter of the year.

It should be noted however that the nickel price rises do not entirely affect Acesita's earnings, as most of its stainless steel sales are made using the extra alloy mechanism, which passes through the cost of the metal to the stainless steel sale price. Nevertheless, managing nickel prices is an important concern for the Company as it is a high cost consumable and major fluctuations to its price influence the demand for stainless steel and consequently the price thereof. There is also a mismatch between the effect on the metal's prices on production costs and billing. The company therefore performs hedge transactions on the London Metal Exchange for part of the nickel it trades in, in order to eliminate the effects from these price fluctuations on its profit margins.

On January 1, 2006 the Company started to use the straight-line depreciation method for its entire property, plant and equipment. The review of the remaining useful life of the assets and the change to the accounting estimate were made prospectively, the effects of which shall influence the current and future income as from the date of change.

The accounting changes adopted, including the new depreciation method and adjustments to the term of useful life and re-evaluation of assets at 31/12/05, led to an increase of 43.0 million to the annual estimated depreciation figure.


Composição do CPV - 1T06
Minérios
5,4%
Níquel
21,4%
Redutores
8,3%
Outros
20,2%
Outras Ligas
18,1%
Energia
3,8%
Depreciação de imobilizado
7,2%
Custos operac. indiretos
11,9%
Mão-de-obra
3,7%

GROSS PROFIT

Better market conditions and strict cost management led to a gain in gross profit in the quarter. Gross profit was R$ 194.6 million, up by 18.4% on 4Q05. The gross margin rose by 4 percent during this period, without however recovering the record level witnessed in 1Q05.


Gross Margin
37,0%
31,2%
30,3%
24,0%
28,0%
1T05
2T05
3T05
4T05
1T06

The graph above shows the influence of the price and demand cycles on the Company's performance.

OPERATING EXPENSES AND EBIT

Operating expenses in the quarter amounted to R$ 73.5 million, down by 17.6% on the previous quarter and 9.1% on the same quarter in 2005. The main variation was recorded in the item "other operating revenues (expenses)", which reverted from a positive revenue of R$ 2.0 million in 1Q05 to an expense of R$ 12.1 million in the final quarter of 2005 and R$ 3.4 million in 1Q06. In 1Q05 the account increased, mainly from reversed provisions. However, in 4Q05 the main factor responsible for the higher expenses was the reversal of the contingency asset concerning the tax on credit transactions (IOC) and Finsocial, in order to comply in advance with Brazilian Securities Commission resolution 489/05 concerning records of provisions and contingencies. In 1Q06 this account did not receive any extraordinary entries.

Administrative expenses were R$ 33.1 million, 20.9% lower than the figure recorded in the final quarter of 2005 when the effects of the collective labor agreement and non-recurring expenses were recorded.

Commercial expenses rose by 4.8% on 4Q05, remaining virtually unchanged as a proportion of net operating revenue.

The higher gross profitability and lower operating expenses resulted in an EBIT 61.0% higher than the operating income recorded in 4Q05. The Ebit margin rose by 6.4%, rising from 11% to 17.4%.

OPERATING CASH GENERATION - EBITDA

Higher prices and lower operating costs resulted in an increase of 49.7% to the Ebitda which stood at R$ 159.5 million in the quarter, a margin of 22.9%. While the performance recorded in the final quarter of 2005, R$ 106.5 million and a margin of 15.5% can be

deemed positive for the special steels segment, especially taking into account the adverse market conditions at the time, the performance in the first quarter of 2006 is a reflection of the Company's sound fundamentals and the speed at which it adapts to market changes. Acesita exerts considerable management over the control of all variables related to its business, which are mainly influenced by external factors represented by market, price and exchange rate conditions.



Ebitda (R$ milhões)
4° Trim.
106,5
3° Trim.
180,6
2° Trim.
208,4
1° Trim.
294,4
159,5
2005
2006



Ebitda Margin (%)
32,3%
25,7%
25,8%
15,5%
22,9%
1T05
2T05
3T05
4T05
1T06

Conciliation of the Ebitda and the information set out in the Company's financial statements.

	Quarter ended 31/03/06	Quarter ended 31/03/05
Operating income	158.044	237.304
Financial income	(35.583)	22.191
Interests in Subsidiaries and other investments	(1.319)	(3.139)
Depreciation	38.351	38.040
Ebitda	159.493	294.396

EQUITY FROM AFFILIATES AND NON-OPERATING RESULTS

Equity from subsidiaries and associate companies of Acesita for the quarter amounted to revenue of R$ 1.3 million, turning around the negative result of R$ 8.7 million recorded in 4Q05. The details of the equity from subsidiaries and associate companies are set out in Appendix VI of this report.

The non-operating result was revenue of R$ 7.0 million, mainly represented by the income of R$5.0 million deriving from the sale of land in the Vale do Rio Doce region. The non-operating performance was 46.6% lower than that recorded in the previous quarter, when the Company reversed a provision for losses on recovering property, plant and equipment to the amount of R$6.9 million.

FINANCIAL RESULTS

With the continued reduction of the Company's debt inventory and simultaneous reduction of its average maintenance costs, the net financial expenses continued the falling trend observed since the commencement of the financial restructuring of Acesita in 2003. In the quarter the net financial result, not including the effects of exchange variance, was an expense of R$ 7.5 million, a decrease of 37.7% and 57.1% on 4Q05 and 1Q05 respectively.

Unlike the situation with export revenue, the appreciation of the Brazilian currency against the US dollar had a positive effect on the Company's foreign currency debts, generating a book gain of R$ 43.0 million in the quarter. In the final quarter of 2005, when the exchange situation was different, with the Brazilian currency devaluating by 5.3%, the net result of monetary variation on Acesita's income was an expense of R$ 38.3 million.

INCOME TAX

The provision for payment of income tax and social contribution was R$ 39.2 million in the quarter. This figure accounts for 5.6% of the net operating revenue in the quarter and an effective rate of 23.8% on the income for the period.

The Company still has tax loss carryforwards and a negative social contribution basis of R$965.2 million and R$ 954.6 million, respectively, that can be used as an annual offset against 30% of its annual taxable income.

INDEBTEDNESS

Decrease of 32.2% to the debt inventory

At the end of the quarter, Acesita's consolidated net debt stood at R$ 243.0 million, down by R$ 186.2 million on the balance recorded at December 31, 2005. The positive effect from the appreciation of the Brazilian currency on the portion of the debt denominated in foreign currency and the amortization of short-term loans helped to lower the debt inventory.

The degree of financial leverage measured by the annualized ratio net debt/Ebitda was 0.4.

The exposure of the Company's debt to the exchange variance at the end of the quarter was 82.8%, an amount practically covered by exports.



Consolidated Net Debt
(R$ million)
2.239
1.600
934
429
243
2002
2003
2004
2005
mar/06
Composição da Dívida Controladora
31/03/06
ACC/Pré-pgto de exportações 73%
BNDES / Finame / Finep 16%
Finac. de imporação 6%
Outros 5%

INVESTMENTS

Service Centre acquired under the strategic plan

One of the points defined in Acesita's strategic plan is to increase the provision of services to Brazilian customers. Following this objective, the acquisition of an operational service centre in Campinas, São Paulo is now at the final stages of negotiation. The greater offer of services to the customer adds value to the Company and generates greater loyalty of customers which order the product and receive it according to their material and cutting specifications, in the place specified, handling the purchase directly with Acesita. Further details on the acquisition shall be provided after it has been concluded.

The investment scheduled for 2006 amounts to R$ 230 million and R$ 31.9 or 13.9% of the total amount was invested in the quarter. In addition to the expansion of the transformation and distribution services, the first step of which shall entail the acquisition of the service centre, funds will be used to maintain equipment, carry out improvement projects and expand the production capacity of silicon steel.

CAPITAL MARKETS

Preferred shares up by 19.9% in the quarter

Acesita's preferred shares appreciated by 19.9% in the quarter, compared to a 13.4% increase in the Bovespa Index. Over a twelve-month period, Acesita's shares fell by 17.2%, compared to a 42.6% increase in the Bovespa Index.

There were 13,330 trades during the quarter, involving approximately 11.8 million preferred shares, an amount that was 7.6% less than that during the same quarter in the prior year. The average daily trading volume on the São Paulo Stock Exchange (Bovespa) was R$ 6.2 million, which represented a decline of 25.4% in relation to 1Q05.

Acesita's shares were traded in all of the sessions of Bovespa, accounting for 4.0% of the total number of trades (3.8% of the financial volume) involving the steel sector.

PN SHARE PERFORMANCE	
Average Daily Trading 1T06 (R$ mil)	6.262
Average Daily Trading 1Q06 sh.	190.547
Closing Price - Mar/06	34,99
Closing Price - Dec/05	29,19
Closing Price - Set/05	35,50
Closing Price - Jun/05	28,90
Closing Price - Mar/05	42,28
Stock Performance – 1Q06	19,9%
Stock Performance - 12 months	-17,2%
Ibovespa Performance – 1Q06	13,4%
Ibovespa Performance - 12 months	42,6%


Acesita PN x Ibovespa
(IBF - 30/12/05=100)
120
115
110
105
100
95
30/12/2005
30/1/2006
28/2/2006
30/3/2006
ACES4
Ibovespa

AGM approves the accounts for the 2005 financial year, the appropriation of the net income for the period and appoints new Board of Auditors

At the Annual General Meeting held April 26 the following resolutions were adopted:

- To approve the accounts and reports for the 2005 financial year
- To approve the supplementary payment of dividends to the shareholders to the total amount of R$ 64.6 million, at the rate of R$ 0.815 per common share and R$ 0.896 per preferred share. The total remuneration paid to the shareholders referring to the 2005 financial year therefore stands at R$ 176.3 million, considering the amounts paid/declared as interest on shareholders' equity at R$ 109.5 million and R$ 2.2 million as dividends.
- Election of the new Board of Auditors, comprised of four serving members and four substitutes. Two serving members and their respective substitutes were appointed by CIGA – The Employees' Investment Club of the Acesita Group and by the Company's preferred shareholders.
- As authorized by the CVM and disclosed through the Notice on March 28, 2006, by way of its subsidiary Arcelor Spain Holding S.L., the Arcelor Group made a Public Acesita SA Common and Preferred Share Acquisition Offering. The acquisition was physically and financially settled on May 03, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,457 preferred shares for the amount of R$138.2 million and R$290.2 million respectively.

Public share acquisition offering raises Arcelor's interest to 90.7% of the voting capital

Following the acquisition Arcelor held 90.7% of the common shares and 38.1% of the preferred shares in Acesita, accounting for 55.7% of the Company's total capital, jointly considering the equity interests held by Arcelor Aços Especiais do Brasil and Arcelor Spain Holding S.L.

OUTLOOK

There is currently an expectation of increased demand along with a gradual recovery of stainless steel prices, which bodes well for the next quarter. However, the substantial price increases recently recorded by nickel prices create uncertainty concerning market behavior in the mid-term. The sharp increase to the metal price could be reversed and sharp falls recorded. In light of the rising prices of the consumable, stainless steel distributors are raising their inventories to sell the product with extra alloy when nickel prices reach their peak. A sharp fall to the price of the consumable, however, generates the opposite effect, with distributors lowering their inventories. The possibility of a turnaround to increasing nickel prices hampers projections of the stainless steel market's performance, especially for the final quarter of 2006, which could be considerably influenced by the speculative management of inventories by distributors.

Acesita will follow its strategic plan which includes expanding the services provision area, strict cost management in order to maintain its high competitiveness, sustained development and consolidation of the business focus on stainless and silicon steel.

Management shall continue working with diligence and dedication, always seeking to achieve the best performance of the Company so as to maximize shareholder returns.